ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

February 16, 2021

Katherine Bagley

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:370 Markets LLC

Offering Statement on Form 1-A Filed December 14, 2020

File No. 024-11383

Dear Ms. Bagley:

Please accept this letter and filing of the amended Form 1-A/A in response to the Commission’s correspondence to Gerome Daren Sapp, CEO of 370 Markets LLC dated January 8, 2021.

Offering Summary and Summary of Risk Factors Company Information, page 18

1.We were unable to locate your manager's website, www.rares.io. Considering your disclosure on page 52 that investors must subscribe through the Rares Platform, please tell us why the platform's website appears to be currently unavailable. If applicable, please amend your filing to disclose that the website is not yet operational, disclose when you expect the website to be operational, and describe alternative procedures, if any, for investing in your offerings.

The website is presently available in Beta version and may now be reviewed. The issuer will not seek qualification until the site is operational, which is expected to be very soon and prior to the expected completion of the Commission’s review.

Total Shares and Maximum Amount, page 25

2.We note your disclosures discussing the minimum and maximum amount of shares you may offer for each of the series described in this section. However, you disclose on your offering circular cover page that "no offering minimum other than the minimum per investor amount" applies to each series offering, and you disclose on page 20 that "[t]he initial Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Shares for each Series have been accepted or (ii) a date determined by the Manager in its sole discretion provided that subscriptions for the Series in question have been accepted." Please clarify whether the minimum amount of shares described in this section relates to a minimum amount required for a closing of the relevant series offering, and if so, please amend your disclosures on the offering circular cover page and throughout your filing accordingly. Alternatively, if you intend to offer a range in volume of interests for each series with no minimum required for a closing, please amend your filing to remove these volume ranges and fix a volume for each of the series offerings. In this regard, Rule 253(b)(4) requires a fixed volume for Regulation A offerings.

The minimum amounts in Total Shares And Aggregate Amount section have been removed. There is no minimum required for any of the series offerings.

Use of Proceeds, page 47

3.You disclose that proceeds may be used to pay the entity from whom the underlying assets were acquired, which may have been paid off prior to the offering by the Manager or another entity. Also, you disclose on page 26 that "[t]he Manager presently owns 100%  of each of the Underlying Assets of each Series," and on page 61 that the Manager "will convey title for each asset into the various Series prior to the Offering against a note payable back to the Manager for the cost." Therefore, please amend your filing to disclose whether a portion of the proceeds will be used for each series to pay the manager for the cost of the underlying asset, pursuant to the notes payable. If so, please quantify the amount of proceeds you intend to use for this purpose for each series offering. As a related matter, please clarify when you expect the Manager to convey the series assets to each series, and confirm that you will file the notes payable as exhibits to your filing, when applicable. Finally, please amend your disclosure to clarify the use of the "cash portion" of each of the series proceeds.

The latest filing has been amended to address the points made in this comment.

4.We note that your use of proceeds disclosure for each series presents your use of proceeds for the maximum aggregate offering for each series. Considering that your series offerings are best efforts offerings, please amend your disclosure to describe any anticipated material changes in the use of proceeds if all of the securities being qualified for each series offering are not sold. Consider presenting use of proceeds disclosure for the sale of 25%, 50%, and 75% of the relevant series offering. See Instruction 4. to Item 6. of Form 1-A.

The latest filing contains the use of proceeds disclosures requested by this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 51

5.We note your disclosure that "[r]evenues are generated at the series level," and your disclosure elsewhere that you intend to "monetize" underlying assets in the future. Please amend your disclosure to clarify how you intend to generate revenue from your underlying assets in the future, and the steps you have taken to implement your plans to monetize your underlying assets. Include a discussion of when you expect to begin generating revenues from the underlying assets of each series.

This language related to monetizing underlying assets (other than through the sale of said assets) has been removed for clarity in the latest filing as there are no present plans to monetize the underlying assets other than through the eventual sale of said assets.

Description of the Business, page 60

6.Please amend your disclosure to describe the significance of the "Rares Market Category" as referenced in your tables throughout this section. In your amended disclosure, please include a discussion of the different categories referenced, and their significance to your business, including, if applicable, whether the category influences how you select underlying assets for your series offerings.

Given that the only significance of these categories was internal, reference to the categories has been removed from the latest filing.

Business of the Company, page 81

7.Please briefly describe the specific "innovative digital products" you aspire to offer through the Rares Platform.

This language has been removed from the latest filing.

Exclusive Jurisdiction, page 96

8.We note your disclosure that "[a]ny dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each Investor will covenant and agree not to bring any such claim in any other venue." Please amend your filing to disclose the extent to which your exclusive forum provision is intended to apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Operating Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The latest filing has clarified this language in several places (including the insertion of a Risk Factor), and also the Subscription Agreement has been modified, to reflect that this provision does not apply to claims made under the Securities Act or Exchange Act.

Part F/S

Financial Statements, page 101

9.Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. Also, address whether the audit reports provided will cover 370 Markets, LLC in total and each Series.

The issuer intends to provide applicable disclosures in its Forms 1-K, 1-SA, and 1-U, and in any subsequent reports under the Securities Exchange Act of 1934, as amended. The issuer intends to file consolidated financial statements going forward covering 370 Markets LLC on a consolidated basis with all of its subsidiaries.

Balance Sheet, page 106

10.Please revise to disclose the title and the "as of" date of the balance sheet.

This portion of the balance sheet was apparently cut off in the Edgarization process and has been corrected in the latest filing.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________________________________________

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